NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T 202.689.2987 M 703.624.3897 andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

February 9, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Jeff Kauten Ryan Rohn

Re:	Alfi, Inc. Registration Statement on Form S-1 Filed January 8, 2021 File No. 333-251959

Ladies and Gentlemen:

On behalf of Alfi, Inc., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated January 21, 2021 with respect to the Company’s Confidential Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an Amended Registration Statement (the “Amended Registration Statement”), which has been revised to address the Staff’s comments to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-1

Risk Factors

Provisions in our Charter and Delaware law, page 23

1.	We note your response to prior comment 4. Your statement that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for Securities Act claims is inconsistent with the revised disclosure and your disclosure on page 58. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce your exclusive forum provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

Business, page 37

2.	We note your response to prior comment 8. The disclosure on page F-15 is inconsistent with your statement that you have not yet entered into any license agreements. Please revise or advise.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Description of Capital Stock

Securities Offered in this Offering, page 55

3.	We note your response to prior comment 10. Please file the form of warrant as an exhibit to your registration statement.

Response:   The warrant has been filed as an Exhibit to the Warrant Agency Agreement.

Condensed Consolidated Balance Sheet, page F-4

4.	We have reviewed your response to prior comment 12 and it is unclear how you have revised your disclosure as you continue to classify the tablet hardware devices that are placed into service with customers as inventory. We repeat our prior comment to consider renaming your line item as you do not sell these tablet devices for revenue. Refer to ASC 330-10-05-2.

Response:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

The Company purchased approximately 9,600 Lenovo tablet hardware inventory devices in 2020 (the “devices”), which are held for placement with rideshare and other businesses.

The Company’s devices represent an incentive-based outreach program by which devices are provided complimentary to rideshare or other businesses that sign up for the Company’s Software-as-a-Service (SaaS) product.

As part of the Company’s sales agreements with rideshare and other businesses, devices are provided as a complimentary product in exchange for monetization of the respective set of business consumer’s attention. Physical ownership of the 9,600 devices transfers to rideshare or other businesses at the time they are placed into service by the Company.

The devices are accounted for as Inventory until they are provided to a rideshare or other businesses as part of the agreement with the Company. Upon being placed into service for consumer use, the Company expenses Inventory to Cost of Sales on the income statement.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

Based on the Company’s review, classification for the devices is supported by Accounting Standards Codification Topic 606, as follows:

-	Legal ownership –
▪	One factor when accruing inventory is whether or not the Company is the legal owner of a product.
▪	The Company owns devices purchased until they are physically placed into service with rideshares or other businesses. At that point in time, the Company expenses the entire device to Cost of Sales on the income statement.

-	Used within recurring business operations –
▪	One factor for accruing inventory on the balance sheet is whether or not the product is included in the Company’s on-going business operations.
▪	The Company’s tablet hardware inventory devices are part of its on-going core business operation. Devices are held as Inventory on the balance sheet until they are placed into service and then expensed to Cost of Sales. Legal ownership of physical tablet devices transfers to customer upon being placed into service by the Company.

-	Useful life expectation is less than one (1) year –
▪	One factor when accounting for inventory is whether or not a product has an anticipated useful life less than one (1) year.
▪	Ownership of tablet devices transfers to rideshare or other business upon being placed into service, and is expensed to Cost of Sales on the income statement at that time. The Company considers its inventory to have an estimated useful life of less than one (1) year, thus classifying inventory as a current asset on the balance sheet (prior to placement into service).

-	Obsolescence –
▪	One factor for accruing [and/or expensing] inventory in the financial statements is whether or not inventory is considered obsolete.
▪	The rapid effect of technology obsolescence has a significant effect on tablet hardware device fair market value over a very short period of time.
▪	Ownership of tablet devices transfers to rideshare or other business upon being placed into service, and is expensed to Cost of Sales on the income statement at that time. Devices are brand-new when placed into service by the Company. The Company does not consider inventory obsolete.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

-	Consumption –
▪	One factor when expensing inventory to the income statement is identification of the point in time a product is consumed by customers.
▪	When devices are given to rideshare or other businesses, physical transfer of ownership occurs. At this point in time, devices are expensed to Cost of Sales on the income statement and are considered consumed by Management.

-	Lower of cost or market (LCM) –
▪	One factor when accruing inventory on the balance sheet is to consider lower of cost or market [FMV] factors.
▪	The Company purchases tablet devices on a wholesale discounted basis. Tablet devices held in inventory by the Company are brand-new until placed into service with rideshares or other businesses [and expensed to Cost of Sales]. The Company considered these factors in and considers LCM satisfied for purposes of .
▪	These factors are consistent with and support the Company’s LCM analysis and application to the financial statements.

Conclusion:

Based on the factors outlined above, Management’s accrual of tablet hardware devices as inventory on the balance sheet is in accordance with ASC 606.

Notes to the Consolidated Financial Statements
Note 3. Significant Accounting Policies
Subsequent Events, page F-12

5.	We note you have addressed prior comment 14 by revising your disclosure to state the Company has evaluated subsequent events through January 6, 2021. This date is unclear in that the audit report on page F-21 is dated January 8, 2021. Please advise or revise accordingly and identify the nature of this date. Refer to ASC 855-10-50-1. In addition, you disclose in your subsequent events footnote on page F-19 that as of the date of this report, you have not filed a Form S-1. However, the Form S-1 was filed on the same date of the report. Please revise accordingly.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

Note 10. Intangible Assets, page F-18

6.	Your response to prior comment 15 appears to provide general factors to consider when estimating the useful life of an intangible asset. Please provide us with a detailed analysis that you used to determine the useful life of your intellectual property. Refer to ASC 350-40-35-5, noting paragraph e, that, "given the history of rapid changes in technology, software often has had a relatively short useful life." In addition, expand your intellectual property policy to clarify that items you expense and amortize. Refer to ASC 350-40-25.

Response:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

The Company acquired intellectual property (IP) through the development of its technology products. The Company's intellectual property include production costs associated with its technology products. Based on a variety of factors, Management has assigned a useful life on the IP of 10 years. See below additional details and factors considered in assignment of the 10-year useful life.

According to Accounting Standards Codification (ASC) topic 350, a number of factors affect an assets remaining useful life, including economic, contractual, legal, and technological factors. An intangible asset’s useful life is generally defined as the time period over which the asset is expected to contribute, directly or indirectly, to a company’s future cash flows.

Other factors considered in the assignment of IP remaining useful life allocation were as follows:

-	Economic and Competitive Factors – these factors affect the IP’s ability to generate a sufficient return. Presently, Alfi owns a patent and has additional patents pending with the United States Patent and Trademark Office (USPTO). A patent has a legal life of 20 years.

-	Legal Factors – if the IP has been subject to litigation, any resulting court orders or judgements can rein in remaining use life allocation.

-	Regulatory Constraints – federal, state, and local regulations can abbreviate an IP asset’s remaining useful life allocation.

-	Technological Factors – advances in technology can lead to obsolescence before a statutory term expires.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

Conclusion:

Management, taking into account competition, market demand, the 20-year statutory life of most patents, and timing for products that incorporate the IP and production costs, determined that a 10-year useful life for IP is a conservative expectation.

Further, Management’s determination of a 10-year useful life for IP was based on a conservative expectation that the Company’s technology products will produce future cash flows for at least a 10-year period of time (or longer). There are no known or anticipated economic, legal, regulatory, or technological constraints which would preclude assignment of a 10-year useful life on the Company’s IP asset. Useful life allocation of 10 years for the Company’s IP is deemed reasonable for purposes of GAAP financial accounting and factors listed above.

Note 11. Inventory, page F-19

7.	It is unclear how you responded to our prior comment 16. Please provide us with your analysis and guidance considered to conclude that these tablet devices have a useful life of less than one year.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

The Company purchased approximately 9,600 Lenovo tablet hardware inventory devices in 2020 (the “devices”), which are held for placement with rideshare and other businesses.

The Company’s devices represent an incentive-based outreach program by which devices are provided complimentary to rideshare or other businesses that sign up for the Company’s Software-as-a-Service (SaaS) product.

As part of the Company’s sales agreements with rideshare and other businesses, devices are provided as a complimentary product in exchange for monetization of the respective set of business consumer’s attention. Physical ownership of the 9,600 devices transfers to rideshare or other businesses at the time they are placed into service by the Company.

The devices are accounted for as Inventory until they are provided to a rideshare or other businesses as part of the agreement with the Company. Upon being placed into service for consumer use, the Company expenses Inventory to Cost of Sales on the income statement.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

Based on the Company’s review, classification for the devices is supported by Accounting Standards Codification Topic 606, as follows:

-	Legal ownership –
▪	One factor when accruing inventory is whether or not the Company is the legal owner of a product.
▪	The Company owns devices purchased until they are physically placed into service with rideshares or other businesses. At that point in time, the Company expenses the entire device to Cost of Sales on the income statement.

-	Used within recurring business operations –
▪	One factor for accruing inventory on the balance sheet is whether or not the product is included in the Company’s on-going business operations.
▪	The Company’s tablet hardware inventory devices are part of its on-going core business operation. Devices are held as Inventory on the balance sheet until they are placed into service and then expensed to Cost of Sales. Legal ownership of physical tablet devices transfers to customer upon being placed into service by the Company.

-	Useful life expectation is less than one (1) year –
▪	One factor when accounting for inventory is whether or not a product has an anticipated useful life less than one (1) year.
▪	Ownership of tablet devices transfers to rideshare or other business upon being placed into service, and is expensed to Cost of Sales on the income statement at that time. The Company considers its inventory to have an estimated useful life of less than one (1) year, thus classifying inventory as a current asset on the balance sheet (prior to placement into service).

-	Obsolescence –
▪	One factor for accruing [and/or expensing] inventory in the financial statements is whether or not inventory is considered obsolete.
▪	The rapid effect of technology obsolescence has a significant effect on tablet hardware device fair market value over a very short period of time.
▪	Ownership of tablet devices transfers to rideshare or other business upon being placed into service, and is expensed to Cost of Sales on the income statement at that time. Devices are brand-new when placed into service by the Company. The Company does not consider inventory obsolete.

-	Consumption –
▪	One factor when expensing inventory to the income statement is identification of the point in time a product is consumed by customers.
▪	When devices are given to rideshare or other businesses, physical transfer of ownership occurs. At this point in time, devices are expensed to Cost of Sales on the income statement and are considered consumed by Management.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

-	Lower of cost or market (LCM) –
▪	One factor when accruing inventory on the balance sheet is to consider lower of cost or market [FMV] factors.
▪	The Company purchases tablet devices on a wholesale discounted basis. Tablet devices held in inventory by the Company are brand-new until placed into service with rideshares or other businesses [and expensed to Cost of Sales]. The Company considered these factors in and considers LCM satisfied for purposes of .
▪	These factors are consistent with and support the Company’s LCM analysis and application to the financial statements.

Conclusion:

Based on the factors outlined above, Management’s accrual of tablet hardware devices as inventory on the balance sheet is in accordance with ASC 606.

Condensed Consolidated Balance Sheet, page F-22

8.	In response to prior comment 13, we note you labeled the items in your interim balance sheet as related party, as applicable, but did not similarly identify related party items in your year-end balance sheets. On the face of your balance sheet, please identify the respective amounts as related party as noted in your related party note payable on page F-14. Refer to paragraph 19 of Rule 5-02 of Regulation S-X.

Response:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Note 1. Business Description Background, page F-26

9.	We have reviewed your response to prior comment 18 and it appears that you have not made any revisions in response to the comment. In this regard, your disclosure indicates that the Company was formed during 2018. However, the audit report and your financial statements appear to show a full year 2018. Please advise or revise accordingly.

Response:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

Notes to the Condensed Consolidated Financial Statements, page F-26

10.	It is unclear how you responded to our prior comment 19 since the disclosures were not revised. Please provide disclosure to show a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations. Similar concerns apply to your interim financial statements. Refer to ASC 260-10-50.

Response:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Note 6. Income Taxes, page F-31

11.	It is unclear how the Company responded to prior comment 20 since the disclosures were not revised. Expand your disclosure to explain the nature of your VAT tax refund and whether you received the cash amounts related to the VAT tax refund. In addition, please consider providing your VAT related disclosures in a separate footnote as these taxes are not income taxes.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities & Exchange Commission

February 9, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 412-562-8444 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Alfi, Inc.

Kingswood Capital Markets

Jolie Kahn

Slack & Co.